

17017709

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/2016 (MM/DD/YY) AND ENDING 2/28/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Capital Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17755 US Highway 19 N., Suite 400
(No. and Street)

Clearwater	FL	33764
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry J. Abbott (877) 654-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

Ten Penn Ctr., 1801 Market St. Suite 1700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry J. Abbott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH CAPITAL SECURITIES CORP., as of February 28, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Denise Klaips
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG026272
Expires 10/4/2020

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



COMMONWEALTH CAPITAL SECURITIES CORP.

FINANCIAL STATEMENTS

FEBRUARY 28, 2017

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.


BDO

Commonwealth Capital Securities Corp.

Contents



Report of Independent Registered Public Accounting Firm

Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

We have audited the accompanying statement of financial condition of Commonwealth Capital Securities Corp. as of February 28, 2017 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Commonwealth Capital Securities Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Capital Securities Corp. at February 28, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Commonwealth Capital Securities Corp.'s financial statements. The supplemental information is the responsibility of Commonwealth Capital Securities Corp.'s management.
Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital under to Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

Philadelphia, Pennsylvania
April 27, 2017

Commonwealth Capital Securities Corp.

Statement of Financial Condition

February 28,		**2017**
Assets		
Cash and cash equivalents	$	38,536
Prepaid expenses		14,219
Total Assets	$	52,755
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable - Commonwealth Capital Corp.	$	25,031
Total Liabilities		25,031
Stockholder's equity		
Common stock, $1 par value		
Authorized 1,000 shares		
Issued and outstanding 50 shares		50
Additional paid-in capital		498,267
Accumulated Deficit		(470,593)
Total Stockholder's Equity		27,724
Total Liabilities and Stockholder's Equity	$	52,755

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Operations

Year ended February 28,	2017
Revenues	
Interest and other income	$ 25
Total Revenues	25
Expenses	
Regulatory fees	32,600
Operating expenses	37,272
Total Expenses	69,872
Loss before benefit for income taxes	(69,847)
Benefit for income taxes, net	-
Net Loss	$ (69,847)

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Changes in Stockholder's Equity



	Common Stock				
	Number of Shares	*Amount*	*Paid-In Capital*	*Retained (Deficit)*	*Total*
Balance, March 1, 2016	50	$ 50	$ 428,267	$ (400,746)	$ 27,571
Capital contributions	—	—	50,000	—	50,000
Forgiveness of Payables - Commonwealth Capital Corp	—	—	20,000	—	20,000
Net Loss	—	—	—	(69,847)	(69,847)
Balance, February 28, 2017	**50**	**$ 50**	**$ 498,267**	**$ (470,592)**	**$ 27,724**

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Cash Flows

Year ended February 28,		**2017**
Cash flows used in operating activities		
Net loss	**$**	**(69,847)**
Adjustments to reconcile net loss to net cash used in operating activities		
Rent expense – capital contribution		30,000
Changes in assets and liabilities		
Prepaid expenses		2,529
Accounts payable - Commonwealth Capital Corp.		3,357
Net cash used in operating activities		**(33,961)**
Cash flows from financing activities		
Cash contributions		20,000
Net cash provided by financing activities		**20,000**
Net decrease in cash and cash equivalents		(13,961)
Cash and cash equivalents at beginning of year		52,497
Cash and cash equivalents at end of year	**$**	**38,536**
Supplemental Disclosure of Non-Cash Financing activities		
Forgiveness of related party payables - Commonwealth Capital Corp	$	20,000
Capital contribution – Forgiveness of rent	$	30,000

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization

Commonwealth Capital Securities Corp. (the "Company") is a wholly owned subsidiary of Commonwealth of Delaware, Inc. ("CDI"). Commonwealth Capital Corp. ("CCC") is a related party to the Company.

The Company has registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 17 of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3. The Company sells units of its affiliated partnerships or companies through broker/dealer firms to their customers throughout the United States.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry amounts of, or for customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents, at February 28, 2017, were held in the custody of one financial institution. Bank accounts are federally insured up to

$250,000. At times, the balances may have exceeded federally insured limits. At February 28, 2017, the total cash balance did not exceed FDIC insured limits. The Company mitigates risk by depositing funds with a major financial institution. The Company has not experienced any losses in such accounts, and believes that it is not exposed to any significant credit risk.

Commission Revenue and Brokerage Fee Expense

The Company recognizes commission revenue and brokerage fee expense on an accrual basis based on the closing date of the underlying customer transactions.

The Company earns commission revenue of up to 10% on sales of limited partnership or limited liability company units of Commonwealth Income & Growth Funds ("Funds").

Commission Expense

Selling commissions are generally 7% of the partners' contributed capital to the Funds and dealer manager fees are 2% of the partners' contributed capital to the Funds. Up to 1% of partners' contributed capital can be paid to broker-dealers as a marketing reallowance.

Income Taxes

The Company accounts for income taxes under the provisions of Accounting Standards Codification ("ASC") 740.

The Company is a member of a consolidated group for federal income tax purposes and files as a separate entity for state income tax purposes. Income taxes have been provided as though the Company were a taxpaying entity separate from the consolidated group of which it is a member.

The Company accounts for income taxes using the liability method. The liability method requires the determination of

deferred tax assets and liabilities based on the differences between the financial statement and income tax basis of assets and liabilities, using enacted tax rates. Additionally, net deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. The Company currently has significant deferred tax assets. The Company is required to establish a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized. Furthermore, it is difficult to conclude that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment. Accordingly, the Company has recorded a full valuation allowance against its net deferred tax assets as it was determined that it is more likely than not that future tax benefits will not be realized. (See Note 4).

Disclosure of Fair Value of Financial Instruments

The carrying value of financial instruments reported in the accompanying statement of financial condition for cash and cash equivalents and accounts payable are carried at amounts which reasonably approximate their fair values as of February 28, 2017 due to the immediate or short-term nature of these financial instruments.

Recently Adopted Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update No. 2014 -15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*, requires management to determine whether substantial doubt exists regarding the entity's going concern presumption. If substantial doubt exists but is not alleviated by management's plans, the footnotes must specifically state that "there is substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued." In addition, if substantial doubt exists, regardless of whether such doubt was alleviated, entities must

disclose (a) principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern (before consideration of management's plans, if any); (b) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and (c) management's plans that are intended to mitigate the conditions or events that raise substantial doubt, or that did alleviate substantial doubt, about the entity's ability to continue as a going concern. If substantial doubt has not been alleviated, these disclosures should become more extensive in subsequent reporting periods as additional information becomes available. In the period that substantial doubt no longer exists (before or after considering management's plans), management should disclose how the principal conditions and events that originally gave rise to substantial doubt have been resolved. The ASU applies prospectively to all entities for annual periods ending after December 15, 2016, and to annual and interim periods thereafter. This was adopted March 1, 2016. Since the Company receives committed support from CCC through CDI, any uncertainty concerning the entity's ability to continue as a going concern was alleviated. CCC/CDI has committed to fund, either through cash contributions and/or forgiveness of indebtedness, any necessary operational cash shortfalls of the Company through April 30, 2018. CCC/CDI will also determine if related party payables owed to them by the Company may be deferred, if deemed necessary in an effort to further increase the Company's cash flow.

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). Various amendments to ASU No. 2014-09 have been issued, including;

- ASU No. 2016-08 (issued in March 2016) which amends principal versus agent guidance by reframing the indicators in the guidance to focus on evidence that an entity is acting

as a principal rather than as an agent;

- ASU No. 2016-10 (issued in April 2016) which amends criteria around licensing and performance obligations;

- ASU No. 2016-12 (issued in May 2016); which provides guidance on assessing collectability, presentation of sales taxes, noncash consideration and completed contracts and contract modifications at transition; and

- ASU No. 2016-20 (issued in December 2016) which contains various technical corrections and improvements to ASU No. 2014-09.

FASB Accounting Standards Update 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In doing so, entities will need to use more judgment and make more estimates than under current guidance. These judgments and estimates may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires an entity to disclose sufficient qualitative and quantitative information surrounding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification, and further permits the use of either a retrospective or cumulative effect transition method. The FASB agreed to a one-year deferral of the original effective date of this guidance and, as a result, it will become effective for fiscal years and interim periods after December 15, 2017. However, entities may adopt the new guidance as of the original effective date (for fiscal years and interim periods beginning after December 15, 2016). We expect to adopt ASU 2014-09 as of March 1, 2018. Our

analysis of this comprehensive standard, including our evaluation of the available transition methods, is ongoing and the impact on our financial statements has not yet been determined.

In August 2016, the FASB issued Accounting Standards Update 2016-15—*Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments*- The amendments in this Update apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. The amendments are an improvement to GAAP and provide guidance on eight cash flow classification issues. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the effect that this ASU will have on its financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) *Section A—Leases: Amendments to the FASB Accounting Standards Codification® Section B—Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification® Section C—Background Information and Basis for Conclusions*- Effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for any of the following: A public business entity; A not-for-profit entity that has issued, or is a conduit bond obligor for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market; An employee benefit plan that files financial statements with the U.S. Securities and Exchange Commission (SEC). The new standard requires the recognition and measurement of leases at the beginning of the earliest period presented using a modified retrospective approach, which includes a number of optional practical expedients that entities may elect to apply. This guidance also expands the requirements for lessees to record leases embedded in other arrangements and the required quantitative and qualitative disclosures surrounding leases. We have begun

accumulating the information related to leases and are evaluating our internal processes and controls with respect to lease administration activities. Additionally, our business involves lease agreements with our customers whereby we are the lessor in the transaction. Accounting guidance for lessors is largely unchanged. Our evaluation of this guidance is ongoing and the impact that this new guidance will have on our financial statements has not yet been determined.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities- the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendments address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The Company is currently evaluating the effect that this ASU will have on its financial statements.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, "Balance Sheet Classification of Deferred Taxes" To simplify the presentation of deferred income taxes, the FASB issued ASU 2015-17 to require that all deferred tax liabilities and asset of the same tax jurisdiction or a tax filing group, as well as any related valuation allowance, be offset and presented as a single noncurrent amount in a classified balance sheet. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company is currently evaluating the effect that this ASU will have on its financial statements.

2. Transactions with Related Parties

Commission Revenue

For the year ended February 28, 2017, no limited partnership or liability company units were sold to outside customers. As a result, there was no commission revenue.

Expenses

As of February 28, 2017, all operating expenses paid by the Company are included in the accompanying financial statements and reports as filed with FINRA and have been properly reflected in the net capital computation. The Company has an expense sharing agreement with CCC and CDI in which CCC or CDI may not seek reimbursement for certain expenses related to the operation of the Company. In accordance with SEC Rule 17a-4, a separate schedule of these unreimbursed costs is maintained by the Company, which is available for review by the Company's designated examining authority (FINRA). The operating results or financial condition of the Company may have been significantly different had the companies been autonomous.

Receivables/Payables

As of February 28, 2017, the Company owed $25,031 to CCC. This related party payable is short term, unsecured, and non-interest bearing.

Capital Contributions

During the year ended February 28, 2017, CDI made cash capital contributions to the Company of approximately $20,000 and non-cash capital contributions to the Company of approximately $30,000 and $20,000 in the form of forgiveness of rent and payables, respectively.

3. Regulatory Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15-to-1. At February 28, 2017, the Company's regulatory net capital, required regulatory net capital, and ratio of aggregate indebtedness to regulatory net capital were as follows:

Regulatory net capital	$	13,505
Required regulatory net capital	$	5,000
Ratio of aggregate indebtedness to regulatory net capital		1.9-to-1

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

4. Income Taxes

Due to the net operating loss of the Company, there is no provision for income taxes for the year ended February 28, 2017. The Company has Federal and Pennsylvania net operating loss carry forwards of approximately $261,000 and $515,000, respectively, at February 28, 2017, which will expire through 2037. The Company has recorded a full valuation allowance of $116,000 against the deferred tax asset resulting from the net operating loss carry forwards.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax positions. The Company recorded no interest and penalties during the year ended February 28, 2017 and had no accrued interest and penalties as of February 28, 2017.

In addition, the Company does not have any entity level uncertain tax positions. For the year ended February 28, 2017, the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company is subject to Pennsylvania state tax examinations for the years subsequent to

February 28, 2013. The consolidated group is subject to Federal tax examinations for the years subsequent to February 28, 2013. There are no open Federal or state tax examinations.

5. Commitments, Contingencies, and Guarantees

Investor Complaint

On November 10, 2015, certain investors (the "Claimants") of Commonwealth Income & Growth Fund V ("CIGF5") and Commonwealth Income & Growth Private Fund III ("CIGPF3") (Collectively referred to as the "Funds"), filed an investor complaint with FINRA naming CCSC and Ms. Springsteen-Abbott (the "Respondents"). The Claimants, at the advice and recommendation of their personal financial advisors, purchased limited partnership units in CIGF5 between February 2005 and February 2006 and in CIGPF3 between April 2005 and February 2007. The Claimants allege that the Respondents did not properly perform their duties as fund manager. The Funds are not members of FINRA and/or subject to its jurisdiction. The Respondents filed a complaint on December 23, 2015, against the Claimants in the United States District Court for the District of Maryland to enjoin the Claimants from proceeding with the arbitration and requiring its dismissal. The Claimants withdrew its complaint with FINRA on July 27, 2016. On August 1, 2016, the Respondents were granted voluntary dismissal in Federal court given the withdrawal of the FINRA claim.

FINRA Matter

On May 3, 2013, the FINRA Department of Enforcement filed a complaint naming Commonwealth Capital Securities Corp. ("CCSC") and the owner of the firm, Kimberly Springsteen-Abbott, as respondents; however on October 22, 2013, FINRA filed an amended complaint that dropped the allegations against CCSC and reduced the scope of the allegations against Ms. Springsteen-Abbott. The sole remaining charge was that Ms. Springsteen-Abbott had approved the misallocation of some expenses to certain Funds. Management believes that the expenses at issue include amounts that were proper and that were properly

allocated to Funds, and also identified a smaller number of expenses that had been allocated in error, but were adjusted and repaid to the affected Funds when they were identified in 2012. During the period in question, Commonwealth Capital Corp. ("CCC") and Ms. Springsteen-Abbott provided important financial support to the Funds, voluntarily absorbed expenses and voluntarily waived fees in amounts aggregating in excess of any questioned allocations. That Panel ruled on March 30, 2015, that Ms. Springsteen-Abbott should be barred from the securities industry because the Panel concluded that she allegedly misallocated approximately $208,000 of expenses involving certain Funds over the course of three years. Decisions issued by FINRA's Office of Hearing Officers may be appealed to FINRA's National Adjudicatory Council (NAC) pursuant to FINRA Rule 9311. The NAC Decision upheld the Panel's ruling. The bar took effect on August 23, 2016 and Ms. Springsteen-Abbott resigned as CEO of the Company. Ms. Springsteen-Abbott appealed the NAC Decision to the SEC. On March 31, 2017, the SEC remanded the matter back to FINRA for further consideration consistent with the SEC's opinion, but did not suggest any view as to a particular outcome. While a decision is being considered, the sanctions for disgorgement and fines are not enforced. Management believes that resolution of the appeal will not result in any material adverse financial impact on the Company.

Commonwealth Capital Securities Corp.

Computation of Net Capital under Rule 15c3-1

February 28,		2017
Net capital		
Total stockholder's equity from statement of financial condition	$	**27,724**
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		**14,219**
Total non-allowable assets		**14,219**
Net capital	**$**	**13,505**
Computation of Basic Regulatory Net Capital Requirement		
Minimum net capital required per rule 15c3-1 (greater of $5,000 or 6.67% of aggregate indebtedness of $25,031)	$	**5,000**
Excess net capital	$	**8,505**
Computation of aggregate indebtedness		
Accounts payable - Commonwealth Capital Corp.	$	**25,031**
Aggregate indebtedness	**$**	**25,031**
Ratio of aggregate indebtedness to regulatory net capital		1.9-to-1

Statement Pursuant to Rule 17a-5(d)(2)(iii)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II of Form X-17-A-5 as of February 28, 2017 was not prepared as there are no material differences to report.



Report of Independent Registered Public Accounting Firm

Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

We have reviewed management's statements, included in the accompanying Management's Exemption Report of Commonwealth Capital Securities Corp., in which (1) Commonwealth Capital Securities Corp. identified the following provisions of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Commonwealth Capital Securities Corp. claimed an exemption from Rule 15c3-3 (k)(2)(i) (the "exemption provision") and (2) Commonwealth Capital Securities Corp. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Commonwealth Capital Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commonwealth Capital Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

Philadelphia, Pennsylvania
April 27, 2017

Management's Exemption Report

Commonwealth Capital Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F.R. § 240 15c3-3 under the following provision of 17 C.F.R. 240. 15c3-3(k)(2)(i).
>
> The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k) throughout the most recent fiscal year without exception.

I, Henry Abbott, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Chief Executive Officer of Commonwealth Capital Securities Corp.
April 27, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended February 28, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-048915 FINRA FEB 3/31/1997
COMMONWEALTH CAPITAL
SECURTITIES CORP
17755 US HIGHWAY 19 N STE 400
CLEARWATER, FL 33764

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 343

   B. Less payment made with SIPC-6 filed (**exclude interest**) (187)

   9-29-16
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 156

   E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 156

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 156

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Commonwealth Capital Securities Corp.
(Name of Corporation, Partnership or other organization)

Theodore Cavaliere
(Authorized Signature)

Dated the 26th day of April, 2017.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning March 1, 2016
and ending February 28, 2017

Item No.		Eliminate cents
2a	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ -0-
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	25
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	69,876
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	68,595
	(7) Net loss from securities in investment accounts.	138,496
	Total additions	
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	1,306
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
	Enter the greater of line (i) or (ii)	
	Total deductions	1,306
2d.	SIPC Net Operating Revenues	$ 137,190
2e.	General Assessment @ .0025	$ 343
		(to page 1, line 2.A.)

COMMONWEALTH CAPITAL SECURITIES CORP.

◆ Member FINRA ◆



SEC
Mail Processing
Section
MAY 01 2017
Washington DC
412

April 25, 2017

Via Federal Express

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street NE
Washington, DC 20549

Re: **Commonwealth Capital Securities Corp. Firm I.D. 39979**
Annual Audited Report

Dear. Registrations Branch:

In compliance with the requirements of Broker/Dealer firms registered with your state, we are enclosing a copy of the Commonwealth Capital Securities Corp. Annual Audited Financial Statements for our fiscal year ending February 28, 2017.

Attached to the Audited Report is a completed Facing Page with signed Oath/Affirmation, which has been notarized.

Should you have any questions or require any additional information, please contact us directly at (877) 654-1500.

Sincerely,



James T. Pruett
Chief Compliance Officer, SVP

Enclosure

cc: Henry J. Abbott

RECEIVED
2017 MAY -1 PM 2:53
SEC / TM

17755 US Hwy. 19 N, Suite 400
Clearwater, Florida 33764-6500
(727) 450-0750 • (877) 654-1500 • Fax (727) 450-5360